PROMETHEUM CAPITAL, LLC

**FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION**

**(Filed Pursuant to Rule 17a-5(e)(3) Under the
Securities Exchange Act of 1934)**

CONFIDENTIAL TREATMENT REQUESTED

FOR THE YEAR ENDED DECEMBER 31, 2023

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70739

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Prometheum Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

120 Wall Street, 25th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Paul Gonoud	212-333-3315	pgonoud@procustody.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

345 Park Avenue	New York	NY	10119
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Paul Gonoud, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Prometheum Capital, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

WENDY RABINER
NOTARY PUBLIC, STATE OF NEW YORK
REGISTRATION NO. 01RA6311420
QUALIFIED IN RICHMOND COUNTY
COMMISSION EXPIRES 9/15/2026

Signature: Paul Gonoud

Title: FINOP

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ■ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ■ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PROMETHEUM CAPITAL, LLC

INDEX TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2023



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Director
Prometheum Capital, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Prometheum Capital, LLC (the Company) as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, III and IV has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §



240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, III and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2023.

New York, New York
February 29, 2024

PROMETHEUM CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash	$	920,746
Cash segregated in compliance with federal regulations		10,000
Prepaid expenses		35,620
Operating lease right-of-use asset		59,355
Total current assets		1,025,721
Total assets	$	1,025,721

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	250,218
Operating lease obligation, current		60,048
Total current liabilities		310,266
Total liabilities		310,266
Member's equity		715,455
Total liabilities and member's equity	$	1,025,721

PROMETHEUM CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

Expenses		
Administrative expenses per Expense Sharing Agreement	$	3,520,356
Technology		6,864
Audit		250,000
Business development		5,444
Office		20,107
Regulatory		30,266
Total expenses		3,833,037
Net loss	$	(3,833,037)

PROMETHEUM CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

Balance at January 1, 2023	$	1,016,636
Contributions		3,531,856
Net loss		(3,833,037)
Balance at December 31, 2023	$	715,455

PROMETHEUM CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss $ (3,833,037)

Adjustments to reconcile net loss to net cash used in operating activities:
Expenses paid through the ESA and funded by capital contribution 3,531,856

Change in cash attributable to changes in assets and liabilities:
(Increase) in prepaid expenses (33,734)
(Increase) in operating lease right-of-use asset (59,355)
Increase in accounts payable and accrued expenses 250,218
Increase in operating lease obligation 60,048

Net cash used in operating activities (84,004)

Cash and cash segregated for regulatory purposes at beginning of year 1,014,750

Cash and cash segregated for regulatory purposes at end of year $ 930,746

SUMMARY OF CASH ACCOUNTS

Cash - unrestricted $ 920,746
Cash segregated in compliance with federal regulations 10,000

Total cash and cash segregated for regulatory purposes $ 930,746

Confidential Pursuant to SEC Rule 17a-5(e)(3)
The accompanying notes are an integral part of these financial statements.

-6-

PROMETHEUM CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Prometheum Capital, LLC ("Prometheum Capital" or the "Company") was formed in January 2021 as a Delaware limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority, Inc. ("FINRA") authorized to custody, clear and settle digital asset securities.

On May 17, 2023, Prometheum Capital was approved as a member of FINRA as a Special Purpose Broker Dealer. On December 20, 2023, Prometheum Capital was also approved as a member of FINRA to clear and settle digital asset securities. The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly owned subsidiary of Prometheum, Inc. ("Parent"). The Parent was formed for the purpose of developing, building out and commercializing an integrated network, which is referred to as the "Trading Ecosystem," for the trading, clearing, settlement and custody of blockchain protocol based Digital Asset Securities.

NOTE 2 – UNCERTAINTY AND LIQUIDITY

The Company has incurred significant losses since inception. However, the Company anticipates onboarding customers and beginning custodial operations during the first quarter of 2024. The Parent has the ability and the intent to fund the Company's losses now and into the future until such time that the Company becomes profitable.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and in accordance with Accounting Standards Codification ("ASC") as set forth by the Financial Accounting Standards Board. The following paragraphs describe our significant accounting policies.

These include any changes to our accounting policies required under US GAAP, which became effective January 1, 2023.

Accrued Expenses

The Company accrues for expenses based on the terms of agreements with vendors with respect to the period of service provided or covered.

Use of Estimates

The Company prepares its financial statements in conformity with U.S. GAAP. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on certain assumptions which it believes are reasonable in the circumstances and does not believe that any change in those assumptions would have a significant effect on financial position or results of operations. Actual results could differ from those estimates.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurement

The fair value of highly liquid, short term assets, including cash, prepaid expenses, payables, and accrued expenses approximates their carrying value given that they are short term in nature, bear interest at current market rates, or are subject to re-pricing, generally on a daily basis.

Income Taxes

The Company is treated as a single-member limited liability company disregarded for U.S. federal income tax purposes. No income tax provision has been made in the accompanying financial statements since the Company is not subject to United States federal, state, or local income taxes.

The Company accounts for income taxes under, ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes ("ASU 2019-12"), and is no longer obligated to disclose its tax positions on its stand-alone financials and instead reports them with its Parent.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. As of December 31, 2023 the Company did not hold any cash equivalents.

Cash Segregated in Compliance with Federal Regulations

Cash segregated in compliance with federal regulations consists of cash on deposit in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3.

Concentrations of Credit Risk

The Company maintains all its cash with one financial institution, which at times, may exceed federally insured limits. This account is insured by the Federal Deposit Insurance Company subject to certain limitations. The Company has not experienced any loss in this account and does not believe it is exposed to any significant credit risk on cash.

Leases

Leases are recognized in accordance with ASC Topic 842 Leases ("ASC 842"). Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases, and are recorded on the balance sheet as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company's incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right-of-use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right-of-use asset result in straight-line rent expense over the lease term. Variable lease expenses are recorded when incurred. In calculating the right-of-use asset and lease liability, the Company elected to combine lease and non-lease components.

Capital Contributions

Prior to January 1, 2023, the effective date of the Expense Sharing Agreement discussed in Note 4, all contributions from the Parent were in the form of cash.

PROMETHEUM CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 4 – EXPENSE SHARING AGREEMENT

The Company operates pursuant to an expense sharing agreement ("ESA") entered into with the Parent. Pursuant to that agreement, certain expenses paid by the Parent, which benefit the Company, are allocated to the Company, based on a percentage, and reflected in the accounts of the Company. Expenditures by the Parent which are recorded in the accounts of Prometheum Capital pursuant to the ESA are settled by a simultaneous non-cash capital contribution by the Parent.

Recognition of expenses under this agreement were started in the month of January, 2023, as membership by the Company in FINRA was anticipated to become effective during 2023.

Amounts recorded in the accompanying financial statements for the year ended December 31, 2023 under the ESA amounted to $3,531,856. This amount was settled with a simultaneous non-cash capital contribution and allocated as follows:

Salaries	$	1,101,120
Business development		10,083
Computer and internet		112,071
Marketing		72,000
Outside services		27,036
Rent		100,596
Software		93,600
Technology		1,932,000
Travel		22,026
Web hosting		14,400
Administrative costs		35,424
Administrative expenses per expense sharing agreement		3,520,356
Prepaid expenses		11,500
	$	3,531,856

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital requirements of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital. The Company computes its net capital in accordance with the alternative method of this Rule, which requires the maintenance of minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer related transactions, as defined. At December 31, 2023, the Company had net capital of $679,835, which was $429,835 in excess of the required net capital.

At December 31, 2023, the Company has no possession or control obligations under 17 C.F.R. §240.15c3-3(b) or reserve deposit obligations under 17 C.F.R. §240.15c3-3(e), as the Company anticipates onboarding customers during the first quarter of 2024. The Company set up a Special Reserve Bank Account as of December 31, 2023 that has a balance of $10,000.

NOTE 6 – RELATED PARTY TRANSACTIONS

As discussed in Note 4, the Company has an ESA with the Parent.

The Company leases office space from an entity associated with members of the Parent's Board of Directors and a minority stockholder (Note 7).

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is obligated under a lease for office space located in White Plains, New York, which expires on December 31, 2024. Monthly lease payments include base rent and additional charges for electricity and real estate taxes according to the lease.

The following summarizes quantitative information about the Company's operating lease.

Discount rate – operating leases	1.67%

Maturities of the Company's operating lease liability is as follows:

Year ended December 31, 2023	$	60,552
Less: Present value discount		(504)
Operating lease liability	$	60,048

The Company also leases office space, pursuant to a short term lease, for $2,500 per month from a related party (Note 6).

Rent expense in connection with the above leases for the year ended December 31, 2023 amounted to $100,596. The Company has classified these leases as operating leases.

NOTE 8 – SUBSEQUENT EVENTS

Other than the matter discussed below, Management has noted no significant events since the date of the Statement of Financial Condition through February 29, 2024, the date the financial statements were available to be issued.

On February 7, 2024, the Parent announced that the Company will initially provide custodial services for Ethereum's ether (ETH) token.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

DECEMBER 31, 2023

PROMETHEUM CAPITAL, LLC

SCHEDULE I

**COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION**

DECEMBER 31, 2023

Computation of net capital		
Total member's equity	$	715,455
Deductions and/or charges		
Non-allowable assets		35,620
Net capital	$	679,835
Alternative net capital requirement		
Minimum net capital required (2% of aggregate debit items)	$	-
Minimum dollar requirement		250,000
Net capital requirement (greater of minimum net capital		
or dollar requirement)	$	250,000
Excess net capital	$	429,835
Excess net capital at 120%	$	379,835
Net capital in excess of 2% of combined aggregate debit items as shown		
in the Formula for Reserve Requirements pursuant to Rule 15c3-3	$	679,835
Ratio: Aggregate indebtedness to net capital		.00 to 1

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

Confidential Pursuant to SEC Rule 17a-5(e)(3)
See report of independent registered public accounting firm.

-11-

PROMETHEUM CAPITAL, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF
CUSTOMER RESERVE REQUIREMENT

DECEMBER 31, 2023

Credit balances

Free credit balances and other credit balances in security accounts	$	-
Market value of short securities and credits in all suspense accounts over 7 calendar days		-
Total credits	$	-

Debit balances

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection	$	-
Aggregate debit items		-
Less 3%		-
Total debits	$	-

Excess of total credits over total debits	$	-
Amount held in reserve bank account	$	10,000

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

PROMETHEUM CAPITAL, LLC

SCHEDULE III

COMPUTATION FOR DETERMINATION OF
PAB RESERVE REQUIREMENT

DECEMBER 31, 2023

Credit balances

Free credit balances and other credit balances in proprietary accounts of broker-dealers ("PAB")	$	-
Monies payable against PAB securities loaned		-
PAB securities failed to receive		-
Total PAB credits	$	-

Debit balances

Securities borrowed to effectuate short sales by PAB and securities borrowed to make delivery on PAB securities failed to deliver	$	-
Total PAB debits	$	-

Reserve computation

Excess of total PAB credits over total PAB debits	$	-
Total PAB reserve requirement	$	-

The value of the securities held on deposit in PAB reserve bank account at December 31, 2023	$	-

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

Confidential Pursuant to SEC Rule 17a-5(e)(3)
See report of independent registered public accounting firm.

-13-

PROMETHEUM CAPITAL, LLC

SCHEDULE IV

**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

DECEMBER 31, 2023

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3):   **NONE**

    A.   Number of items   **NONE**

2. Customers' fully paid securities and excess margin securities not in the respondent's possession or control to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3: normal operations" as permitted under Rule 15c3-3:   **NONE**

    A.   Number of items   **NONE**

Confidential Pursuant to SEC Rule 17a-5(e)(3)
See report of independent registered public accounting firm.

-14-



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Board of Director
Prometheum Capital, LLC:

We have examined the statements made by Prometheum Capital, LLC (the Company), included in the accompanying Prometheum Capital, LLC Compliance Report, that (1) the Company's internal control over compliance with 17 C.F.R §240.15c3-1 and C.F.R. §240.15c3-3(e) was effective during the period May 17, 2023 to December 31, 2023; (2) the Company's internal control over compliance with 17 C.F.R §240.15c3-1 and C.F.R. §240.15c3-3(e) was effective as of the end of the most recent fiscal year ended December 31, 2023; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2023; and (4) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. § 240.15c3-3(e). The Company states in the accompanying Compliance Report during the period May 17, 2023 to December 31, 2023 and as of the most fiscal year ended December 31, 2023, the Company did not carry any accounts of customers or proprietary accounts of broker dealers on its books and records, therefore, the Company had no compliance obligations under 17a-13 (Quarterly Security Counts), Rule 2231 (Customer Account Statements) and Possession or Control requirements under 17 C.F.R. § 240.15c3-3. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance with 17 C.F.R §240.15c3-1 and C.F.R. §240.15c3-3(e) was effective as of December 31, 2023 and during the period May 17, 2023 to December 31, 2023; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2023; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2023 was derived from the Company's books and records. Our examination included testing and evaluating the design and operating effectiveness of internal control over compliance with 17 C.F.R §240.15c3-1 and C.F.R. §240.15c3-3(e), testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Because the Company states in the accompanying Compliance Report during the period May 17, 2023 to December 31, 2023 and as of the most fiscal year ended December 31, 2023, it did not carry any accounts of customers or proprietary accounts of broker dealers on its books and records, therefore, the Company had no compliance obligations under 17a-13 (Quarterly Security Counts), Rule 2231 (Customer Account Statements) and Possession or Control requirements under 17 C.F.R. § 240.15c3-3.



In our opinion, Prometheum Capital, LLC's statements referred to above are fairly stated, in all material respects.

KPMG LLP

New York, New York
February 29, 2024

 **Prometheum**Capital

Prometheum Capital, LLC Compliance Report

Prometheum Capital, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

We are responsible for establishing and maintaining effective Internal Control Over Compliance which is defined in paragraph (d)(3)(ii) of Rule 17a-5 as internal controls that have the objective of providing a broker or dealer with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. §240.15c3-3, 17 C.F.R. §240. 17a-13 (Quarterly Security Counts) or Rule 2231 of the Financial Industry Regulatory Authority (FINRA) (Account Statement Rule) will be prevented or detected on a timely basis. During the period May 17, 2023 to December 31, 2023, the Company did not carry any accounts of customers or proprietary accounts of broker-dealers on its books and records, therefore, the Company had no compliance obligations under 17a-13 (Quarterly Security Counts), Rule 2231 (Customer Account Statements) and Possession or Control requirements under 17 C.F.R. §240.15c3-3.

Based on the facts above and as required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1)   The Company has established and maintained Internal Control Over Compliance with 17 C.F.R §240.15c3-1 and 17 C.F.R. §240.15c3-3(e);

(2)   The Company's Internal Control Over Compliance with 17 C.F.R §240.15c3-1 and C.F.R. §240.15c3-3(e) was effective during the period May 17, 2023 to December 31, 2023.

(3)   The Company's Internal Control Over Compliance with 17 C.F.R §240.15c3-1 and 17 C.F.R. 15c3-3(e) was effective as of the end of the most recent fiscal year ended December 31, 2023;

(4)   The Company was in compliance with 17 C.F.R §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2023; and

(5)   The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.



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Paul Gonoud
FINOP

2/29/2024
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Date